Mail Stop 4561

November 3, 2008

Via U.S. Mail and Facsimile 312.960.5475

Mr. Adam S. Metz
Interim Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, IL 60606

> **Re: General Growth Properties, Inc.**
> **Form 8-K for Event Reported October 21, 2008**
> **Filed October 27, 2008**
> **File No. 001-11656**

Dear Mr. Metz:

We have limited our review of your filing to the issue addressed in our comment below. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed October 27, 2008

Exhibit 99.1

1. We note from your disclosure that affiliates of the Bucksbaum family trust advanced an unsecured loan to Mr. Friebaum, your former Director and Chief Financial Officer, and that $80 million of the original $90 million unsecured loan is presently outstanding. It appears a principal stockholder of the company has settled the personal margin debt related to the company's common stock on Mr. Friebaum's behalf generating the original $90 million unsecured loan. As such, please tell us whether the company has considered, and provide us with your analysis of SAB Topic 5.T. Within your response, please provide support detailing how you believe Mr. Friebaum will be able to repay the outstanding amount due.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

                                                Sincerely,

                                                Kevin Woody
                                                Accounting Branch Chief